P.E. 2/11/02

02016022

This document has 13 pages.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the month of February 2002.

Annual Filing Form 28 – *Securities Act* (Ontario)

Tembec Industries Inc.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

TEMBEC INDUSTRIES INC.
Annual Filing of Reporting Issuer
Form 28 – *Securities Act* (Ontario)

1. NAME OF REPORTING ISSUER

Tembec Industries Inc. (the "Company").

2. JURISDICTION UNDER WHICH INCORPORATED, ORGANIZED OR CONTINUED

The Company was formed under the *Business Corporation Act* (Ontario) on August 29, 1995, by the amalgamation of Malette Inc. and Tembec Finance Corp and continued under the *Canada Business Corporations Act* on February 18, 1999 under the name of "Tembec Industries Inc.". The Company amalgamated with Crestbrook Forest Industries Ltd. on October 1, 2000 and with Pine Falls Company Limited on September 30, 2001.

3. FINANCIAL YEAR END

September 29.

4. VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at September 29, 2001, there were outstanding 536,807,704 Class A shares of the Company, all of which were held by Tembec Investments Inc., a wholly-owned subsidiary of Tembec Inc. ("Tembec"). The Class A shares of the Company are the only voting securities in the capital of the Company.

5. DIRECTORS

As at January 24, 2001, the following persons were directors of the Company:

CLAUDE BOIVIN, Montréal, Québec. M. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Company since 1992 and serves as a member of its Executive, Audit and Human Resources committees. Mr. Boivin also serves as a director of Groupe CGI, Héroux Inc., Groupe Laperrière & Verreault Inc. and of J.M. Asbestos Inc.

JAMES E. BRUMM, New York, New York. M. Brumm is the Executive Vice-President, General Counsel and Director of Mitsubishi International Corporation and has been a director of the Company since April 1999 and serves as a member of its Pension Fund Advisory Committee and its Human Resources Committee. Mr. Brumm also serves as a director of Mitsubishi Corporation and of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia Law School, of the Steering Committee of the Rule of Law Council of the Lawyers Committee for Human Rights and a member of the board of the Sanctuary for Families. He is also President of the Mitsubishi International

Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden.

FRANK A. DOTTORI, O.C., Temiscaming, Québec. M. Dottori is the President and Chief Executive Officer of the Company and has been a director of the Company since 1977 and serves as a member of its Executive Committee and the Environmental Committee. Mr. Dottori is a former Chairman of the Canadian Pulp and Paper Association as well as of the Forest Engineering Research Institute of Canada and former Vice-Chairman of the Pulp and Paper Research Institute of Canada as well as former co-chair of the Forest Sector Advisory Committee to the Government of Canada. He is a director of Telebec and co-chair of the Free Trade Lumber Council.

JACQUES J. GIASSON, Montréal, Québec. M. Giasson is the Chairman and Chief Executive Officer of Groulx-Robertson Ltd. and has been Chairman and a director of the Company since 1991 and chairs its Executive and its Human Resources committees as well as serving as a member of its Audit, its Environmental and its Pension Fund Advisory committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, its Human Resources and its Environmental committees in addition to serving as a member of its Audit Committee. He is also a director of ABN Amro Bank of Canada and Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and past director of the World Wildlife Fund Canada.

PIERRE GOYETTE, Outremont, Québec. M. Goyette has been a director of the Company since 1986 and chairs its Audit Committee as well as serving as a member of its Executive Committee. Mr. Goyette is also a director of Groupe Alimentaire St-Hubert Inc., Elyps Communications Inc., Avel-TECH Inc. and is Chairman of the Montreal World Film Festival.

GORDON S. LACKENBAUER, Calgary, Alberta. M. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Company since 1973 and serves as a member of its Executive Committee.

BERNARD LAMARRE, O.C. Montréal, Québec. M. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Company since January 1997 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des Parcs du Québec and of FRE Composites Inc., a director of Université de Montréal, Acier Leroux Inc., Microcell Inc., Capital International CDPQ, Versalys Inc., and is Chairman of the Montreal Fine Arts Museum.

The Hon. ROBERT K. RAE, O.C., Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Company since January 1997, chairs its Pension Fund

Advisory Committee and serves as a member of its Human Resources Committee. Mr. Rae, former Premier of the Province of Ontario, also serves as Chairman of the Forum of Federations, the Institute for Research in Public Policy and the Royal Conservatory of Music. He is a governor of the University of Toronto and a trustee of the University Health Network. He also serves as a director of the Canadian Ditchley Foundation and is national spokesperson for the Leukemia Research Fund and also a member of the International Council of the Asia Society. He is also a member of the Internal Trade Disputes Panel and of the Canadian Security Intelligence Review Committee.

LUC ROSSIGNOL, Temiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000.

GUYLAINE SAUCIER, O.C., Montréal, Québec. Ms. Saucier is the chair of the Joint Committee on Corporate Governance and has been a director of the Company since 1993 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Boréal Insurance Company, Petro-Canada, Bank of Montreal and Nortel Networks. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation.

FRANÇOIS TREMBLAY, Chicoutimi, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Company since 1990 and serves as a member of its Environmental Committee. Mr. Tremblay is also a director of Corporation Régionale d'investissements AMISK Inc.

The directors of the Company are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

6. EXECUTIVE COMPENSATION

The Company Compensation Program

The Company's general philosophy is to pay for performance at all levels of the Company. As a consequence, the Company's total compensation for management employees is based on the achievement of certain objectives, which include increasing shareholder value.

Specifically, the objectives of the Company's total compensation program are as follows:

1. to encourage employees to support defined corporate principles, objectives and priorities;

2. to encourage employees to become shareholders of Tembec;

3. to motivate and reward employees who contribute to increase shareholder value; and

4. to retain key employees.

Report on Executive and other Compensation

The Human Resources Committee (the "Committee") oversees compensation for the executives and managers of the Company. The Committee is composed of four members of the board of directors. Mr. Jacques J. Giasson, Chairman of the Committee and also Chairman of the board, as well as Messrs. Claude Boivin, James E. Brumm and Robert K. Rae. The members of the Committee are neither employees nor former employees of the Company. The Committee may invite the Chief Executive Officer of the Company to attend meetings to provide advice and consultation as required.

The Committee oversees the application of the policies, plans and compensation for all employees. The Committee makes recommendations to the board of directors of the Company on all aspects of compensation payable to employees up to and including the Chief Executive Officer and approves compensation levels and grants for senior officers.

Compensation – Unionized Employees

The majority of the Company's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Company encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and the Company's Profit Sharing Plan. The Company also encourages employees to become shareholders of Tembec via its Employee Stock Purchase Plan.

Compensation – Non-Unionized/Management Employees and Executives

The majority of the Company's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Company's Short Term Incentive Plan (the "STIP").

Executives and key employees may also participate in the Company's Long Term Incentive Plan (the "LTIP"). The LTIP is geared to reward employees if the Company's relative financial performance exceeds the performance of a group of predetermined forest industry companies.

Base Salary

The base salary midpoint is set at 95% of the applicable All Industrial Average (the "AIA") for similar positions of responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in the Company.

The salary of employees who do not qualify under the Company's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

Short Term Incentive Plan

The STIP is designed to relate a portion of the individual's compensation to the Company's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. The bonus potential available for each position is expressed as a percentage of Salary Midpoint (the "SM") and varies according to the position of the individual, with the maximum potential being 80% of SM for the Chief Executive Officer and senior executives and ranging down to 30% of SM for front-line supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 50% of the maximum potential.

Ad Hoc Bonus Program

An amount is set aside each year, as determined by the Committee upon recommendation of the Chief Executive Officer and Senior Executives, to recognize special efforts, accomplishments or performance that are not part of specific annual objectives. The intent is to support and encourage the Company's entrepreneurial spirit.

Long Term Incentive Plan

The LTIP is designed to:

1. align the interests of key employees with those of shareholders of Tembec through the granting of rights to purchase shares and options (the "Options") of Tembec;

2. reward key employees if the Company's relative performance is superior to its competition; and

3. retain key employees.

Participants in the LTIP are granted rights to purchase treasury shares of Tembec (the "Shares") at market price. Participants who exercise the rights may be granted an Option to purchase two additional Shares at the subscription price. The Committee may award additional Options.

The number of rights are determined by dividing the individual's base salary by the market value of the Shares times a factor applicable to the position. The factor ranges from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. The participant may pay for the Shares or request financial assistance from the Company.

As part of the LTIP, a long term bonus (the "Long Term Bonus") is designed to reward key employees if the Company outperforms a designated sample of its peers over three four-year cycles:

Cycle 1 : a four year period running from the beginning of the fiscal year in which the rights were exercised;

Cycle 2 : a four year period running from the beginning of the 2nd fiscal year following the fiscal year in which the rights were exercised; and

Cycle 3 : a four year period running from the beginning of the 3rd fiscal year following the fiscal year in which the rights were exercised.

A third of the Long Term Bonus can be earned in Cycle 1, a maximum cumulative amount of 67% in Cycle 2, and a maximum cumulative amount of 100% at the end of Cycle 3. The proportion of the bonus paid is based on the Company's relative average return on capital employed (ROCE) performance against the above pre-selected group of peers.

The bonus hurdles are as follows:

< 50	percentile	0% of bonus applicable
50-74	percentile	50% of bonus applicable
75-89	percentile	75% of bonus applicable
90-100	percentile	100% of bonus applicable

The Long Term Bonus is equivalent to the participant's investment in Shares purchased pursuant to the exercise of rights to purchase Shares (on an after-tax basis) under the LTIP, provided that the Shares are held during the period in question. The Committee may change the peer group or the performance measure when grants are awarded to reflect evolving market dynamics.

Directors of the Company are deemed participants under the Long Term Bonus, but are not eligible for financing or bonus payment.

CEO Compensation

Mr. Frank A. Dottori currently receives an annual base salary of $840,000 as President and Chief Executive Officer of the Company. Based on difficult market conditions, it has been decided not to adjust executives' salaries at the present time. Salary levels will be reviewed when the Company's financial situation improves. With respect to his total compensation for fiscal 2001, Mr. Dottori earned a bonus of $243,474 under the STIP (representing 42.5% of his potential) and the Committee awarded him an ad hoc bonus of $200,000 to reflect his success in leading the Company's growth in its core businesses during a difficult year .

Submitted by the Human Resources Committee:

JACQUES J. GIASSON   CLAUDE BOIVIN   ROBERT K. RAE

Executive Compensation

The following summary compensation table shows certain compensation components earned under the above programs by the President and Chief Executive Officer and the four other most highly-compensated executive officers of the Company (the "Named Executive Officers") for services rendered during the financial years ended September 29, 2001 and September 30,

2000 and 1999. This information includes the dollar value of base salaries and bonus awards, the number of Shares covered by Options, and certain other compensation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual Compensation ($)[1]	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Frank A. Dottori	2001	817,500	443,474	67,235	14,000	—	255,907	—
President and	2000	711,250	508,000	68,209	100,000	—	—	—
Chief Executive Officer	1999	578,750	400,000	62,306	100,000	—	118,202	—
Terrence P. Kavanagh	2001	343,750	215,155	34,503	16,500	—	98,376	—
Executive V.-P.	2000	308,750	296,954	27,557	10,800	—	—	—
President, Pulp Group	1999	260,000	248,465	20,325	—	—	39,402	—
Denis Turcotte	2001	300,000	216,385	23,958	15,000	—	18,224	—
Executive V.-P. Strategy and	2000	285,417	159,803	20,358	10,000	—	—	—
Corporate Development, President, Publishing Papers and Newsprint	1999	214,903	144,966	5,035	—	—	—	—
Fred LeClair[2]	2001	293,750	198,453	5,757	4,500	—	—	—
Executive V.-P.	2000	229,167	99,395	2,096	—	—	—	—
President, Forest Products	1999	—	—	—	—	—	—	—
Michel Dumas	2001	287,500	191,729	11,172	12,000	—	14,850	—
V.-P. Finance, Chief Financial	2000	237,500	212,757	5,562	8,000	—	—	—
Officer	1999	190,000	198,434	2,368	—	—	—	—

(1) Amounts shown in this column include the taxable benefit from loans by the Company which were granted for relocation purposes and/or for the purchase of Shares and the benefit from the exercise of Options and/or the sale of Shares related to such Options.
(2) Mr. LeClair's employment with the Company commenced on March 1, 2000.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Option on the Date of Grant ($/Security)	Expiration Date
Frank A. Dottori	14,000	9.77	11.10	11.10	Dec. 8, 2010
Terrence P. Kavanagh	11,000	7.68	15.19	15.19	July 20, 2010
	5,500	3.84	11.10	11.10	Dec. 8, 2010
Denis Turcotte	10,000	6.98	15.19	15.19	July 20, 2010
	5,000	3.49	11.10	11.10	Dec. 8, 2010
Fred LeClair	4,500	3.14	11.10	11.10	Dec. 8, 2010
Michel Dumas	8,000	5.58	15.19	15.19	July 20, 2010
	4,000	2.79	11.10	11.10	Dec. 8, 2010

The following table summarizes for each of the Named Executive Officers the number of Options exercised in the financial year ended September 29, 2001, the aggregate value realized upon exercise and the total number of unexercised Options held at September 29, 2001. The value realized upon exercise is the difference between the fair market value of the Shares on the exercise date and the exercise or base price of the Options. The value of unexercised-in-the money Options at financial year-end is the difference between its exercise price and the market value of the Shares on September 29, 2001, which is $10.10 per Share. These Options have not been and, in some cases, may not be exercised; and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($) Exercisable /Unexercisable
Frank A. Dottori	150,000	191,250	580,000/134,000	103,500/54,000
Terrence P. Kavanagh.........	---	---	149,600/39,700	136,250/0
Denis Turcotte	---	---	48,000/37,000	0/0
Fred LeClair........................	---	---	0/14,500	0/0
Michel Dumas.....................	---	---	46,400/31,600	0/0

Retirement Plans

Retirement Plans – Unionized employees

The purpose of retirement plans is to provide an adequate income replacement upon retirement. The Company provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to registered retirement savings plans ("RRSP"), as negotiated in the various labour agreements.

Retirement Plans – Non-Unionized/Management Employees and Executives

The Company provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

Since January 1, 2000, the basic retirement plan (the "Retirement Plan (Base Plan)") for non-unionized/management employees and executives is a defined contribution plan which provides for a Company contribution of 6% of the employee's base salary and bonus (STIP only). Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year guaranteed investment contract (GIC). A group RRSP is also available to allow employees to save additional amounts for their retirement.

Earnings under this plan are limited to $100,000 for executives participating in the Company's supplementary pension plan.

Supplementary Pension Plan

A supplementary pension plan (the "Supplementary Pension Plan") is in place for the executives who participated in this plan prior to January 1, 2000. The Supplementary Pension Plan provides coverage for earnings in excess of $100,000 per year. The benefit of the

Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, multiplied by the years of credited service in excess of the base salary as defined in the Retirement Plan (Base Plan) above.

The following table shows the estimated combined annual benefits payable to participants under the Retirement Plan (Base Plan) and the Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PENSION PLAN TABLE

Remuneration ($)	Years of Service(1)				
	15	20	25	30	35
150,000	27,000	36,000	45,000	54,000	63,000
175,000	33,000	44,000	55,000	66,000	77,000
200,000	39,000	52,000	65,000	78,000	91,000
250,000	51,000	68,000	85,000	102,000	119,000
300,000	63,000	84,000	105,000	126,000	147,000
400,000	87,000	116,000	145,000	174,000	203,000
500,000	111,000	148,000	185,000	222,000	259,000
600,000	135,000	180,000	225,000	270,000	315,000
700,000	159,000	212,000	265,000	318,000	371,000

(1) Under the Pension Plan, the following Named Executive Officers have earned the following number of credited years of service at September 29, 2001:

	Years
F.A. DOTTORI	29.9
T.P. KAVANAGH	27.2
D. TURCOTTE	10.4
F. LECLAIR	1.3
M. DUMAS	16.1

7. INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The aggregate indebtedness to the Company as at November 30, 2001 of all senior officers, executive officers, directors and former senior officers, executive officers and directors entered into regarding the purchase of securities of Tembec, excluding routine indebtedness (as defined under applicable securities laws) was $4,778,941.

TABLE OF INDEBTEDNESS OF DIRECTORS EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2001 ($)	Amount Outstanding as at Nov. 30, 2001 ($)	Financially Assisted Securities Purchases During 2001	Security for Indebtedness
FRANK A. DOTTORI President & Chief Executive Officer	Lender	2,662,763	2,662,763	157,000	267,000 Shares
MICHEL DUMAS V.-P. Finance & Chief Financial Officer	Lender	202,000	202,000	2,000	14,000 Shares
CHARLES GAGNON V.-P. , Corporate Relations	Lender	83,617	82,475	750	5,950 Shares
CLAUDE IMBEAU V.-P. , General Counsel And Secretary	Lender	29,075	29,075	750	2,750 Shares
TERRENCE P. KAVANAGH Executive V.-P., President, Pulp Group	Lender	396,068	384,649	2,750	29,650 Shares
GERRY KUTNEY V.-P. and General Manager, Chemical Products Group	Lender	105,410	105,410	750	8,250 Shares
FRED LECLAIR Executive V.-P., Forest Products Group	Lender	108,825	108,825	2,250	7,250 Shares
JAMES LOPEZ V.-P., Forest Resources Management	Lender	228,723	223,014	1,500	19,400 Shares
STEPHEN NORRIS Treasurer	Lender	42,172	42,172	425	3,425 Shares
YVES OUELLET V.-P., Human Resources	Lender	64,404	64,404	750	4,950 Shares
MAHENDRA A. PATEL V.-P., Engineering and Purchasing	Lender	179,685	173,976	750	17,250 Shares
JACQUES ROCHON V.-P., Information Technology	Lender	52,965	52,965	750	3,750 Shares
JACQUES ROCRAY V.-P., Environment	Lender	80,420	80,420	750	5,750 Shares
JEAN-LOUIS TÉTRAULT V.-P., Admin. and Legal Affairs	Lender	131,740	131,740	1,000	14,000 Shares
RICHARD TREMBLAY Corporate Controller	Lender	123,353	123,353	475	10,675 Shares
DENIS TURCOTTE Executive V.-P., Corporate Development and Strategy President, Publishing Papers and Newsprint	Lender	252,500	252,500	2,500	17,500 Shares
MEL ZANGWILL Executive V.-P., President, Paperboard	Lender	59,200	59,200	0	5,000 Shares

9. AUDITOR OF THE REPORTING ISSUER

The Company's auditors are KPMG, who were first appointed in that capacity in 1970.

10. MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary of the Company are performed to any substantial degree by a person or company other than the directors or senior officers of the Company.

January 24, 2002.

Claude Imbeau
Vice-President, General Counsel and Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

by: ______________________

Claude Imbeau,
Vice President, General Counsel and
Secretary

Date: February 18, 2002